August 28, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011
Form 10-Q for Quarter Ended March 31, 2012
File No. 1-32141

Dear Mr. Rosenberg:

This is to inform you that Assured Guaranty Ltd. is in receipt of your comment letter of August 16, 2012.  It is our intention to respond to your comments on or before September 7, 2012.

You may contact William Findlay, Managing Director, Accounting Policy and Controls, at (212) 261-5508, or me, at (212) 261-5511, if you have any questions.

Sincerely,

/s/Robert A. Bailenson
Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.

cc:        Gus Rodriguez, Accounting Branch Chief, Division of Corporate Finance

             Ibolya Ignat, Staff Accountant, Division of Corporate Finance